Conference Call Transcript

VIA - Q2 2005 Viacom Earnings Conference Call

Event Date/Time: Aug. 04. 2005 / 4:30PM ET
Event Duration:  53 min


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               Filed by:  Viacom Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-09553
               Subject Company:  Viacom Inc.


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Operator


Good day, everyone, and welcome to the Viacom second-quarter earnings release teleconference. Today's call is being recorded. At this time, I would like to turn the call over to the Senior Vice President of Investor Relations, Mr. Marty Shea. Please go ahead, sir.

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Marty Shea  - Viacom Inc. - EVP, IR


Good afternoon, everyone. Thank you for taking time to join us for our conference call today. Joining me for today's discussion will be Sumner Redstone, our Chairman and CEO; Tom Freston and Les Moonves, our Co-Presidents and Co-COOs; and Michael Dolan, Executive Vice President and CFO. Sumner will have some opening remarks and then we will turn the call over to Mike for some specific financial issues. We will then hear from Tom and Les for a discussion of strategy and operations, and then we will open the call up to questions.

Let me note that statements on this conference call relating to matters which are not historical facts are forward-looking statements which involve risks and uncertainties and that could cause actual results to differ. Risks and uncertainties are disclosed in Viacom's security filings.

This call contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with that proposed transaction, Viacom intends to file a registration statement on Form S-4 with the SEC. Investors and security holders are urged to read the registration statement and related materials that are filed with the SEC when they become available because they will contain important

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information about the proposed transaction. Investors and security holders will be able to obtain copies of these documents and other documents containing information about Viacom without charge at the SEC's website, SEC.gov.

A summary of Viacom's second-quarter 2005 results should have been sent to all of you. If you did not receive the results, please contact Maureen Kenny at 212-846-7536 and she will get a copy to you.

A webcast of the call, the earnings release, Dateline Viacom and other information related to this presentation can be found on Viacom's corporate website under the address of Viacom.com.

Now I will turn the call over to Sumner.

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Sumner Redstone  - Viacom Inc. - Chairman of the Board & CEO


Thank you, Marty. Good afternoon, everyone. And I thank you for joining us on our quarterly earnings call. The second quarter was another solid quarter for Viacom. We have great momentum as we head into the second half of the year and transition from the Viacom of today into two new and truly pioneering companies whose sharp strategic focus and operating strength will usher a new era in the media industry.

These will be two thriving and dynamic organizations, and based on the response we've received from the investment community, we know that we have not only piqued interest, but we have also addressed the frustration that many of us feel as investor sentiment about the prospects of the media industry has waned.

With that in mind, we will devote a great portion of today's call to discussing both companies, including their operational strategies and associated capital structures. But first, I'm going to take you through our quarterly highlights of the second quarter.

On a consolidated basis, in the second quarter of 2005, Viacom's revenues increased 10% to $5.9 billion, compared to the same quarter in 2004, led by 14% gains in Cable Networks, 24% increase in the Entertainment segment, Outdoor revenues are also up 3% and Radio up 1%, partially offset by a 1% decline in Television.

Viacom's advertising revenues were up 6% and our affiliate fees grew 8% in the second quarter. The Company's operating income for the second quarter increased 4% to $1.4 billion on the strength of Cable Networks and Outdoor as well as higher contributions from Radio. This performance was partially offset by decreases in Television and Entertainment. Television's decline was primarily due to lower license fees for syndicated product, which as you know, will vary with the availability of series.

This overshadowed continued strength at both CBS and UPN. In line with our guidance, we continue to generate significant per-share growth for shareholders. Diluted earnings per share from continuing operations in the second quarter of 2005 were up 15% to $0.47 versus $0.41 for the same quarter last year. Our free cash flow was $889 million, compared with $990 million for the same prior-year period, as higher earnings were more than offset by higher cash taxes and increases in capital expenditures.

Our commitment to returning value to shareholders is also evident in our continuing buyback program. For the second quarter of 2005, we purchased 28 million shares of Class B common stock. Add the additional 9 million shares we purchased in the period from July 1 to August 2 and we have acquired a total of $4.7 billion under the $8 billion program authorized last fall. Likewise, Viacom returned approximately $112 million to shareholders in the form of dividends on July 1.

Looking ahead to the third quarter and the rest of 2005, we remain on track with our guidance of mid-single-digit growth in revenue and operating income and high-single-digit growth in earnings per share.

So, we can move quickly to details on the new Viacom and CBS Corporation, I won't go into the usual operational highlights of every segment. Those details are available in the earnings release, and we will of course answer any segment-specific questions during the Q&A session.

But I would like to leave you with a just a few thoughts. First, you don't have to be a visionary to see that the media industry has changed dramatically over the last few years. Consolidation was a necessary and positive trend in the evolution of these businesses. But we have entered a new era of rapid technological change and global competition. Bulk will not assure success. Agility (technical difficulty)
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Operator
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Sir, you are now live into the conference again.  Please go ahead.
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Sumner Redstone - Viacom Inc. - Chairman of the Board & CEO

Let me leave you with a few thoughts. First, you do not have to be a visionary to see that the media industry has changed dramatically over the past few years. Consolidation was a necessary and positive trend in the evolution of these businesses. But we have entered a new era of rapid technological change and global competition. Bulk will not assure success. Agility, innovation will separate the winners from the losers. In the 21st century, large is no longer in charge. Leverage will belong to the nimble and the swift, and of course, content will always remain king.

We are pursuing a fundamental acceleration in performance by creating two more focused and more nimble companies. The new Viacom and CBS Corporation will have the right amount of scale and operational strength to support compelling new strategic visions to take better advantage of inherent strengths, and they will have the financial wherewithal to get the job done in the rapidly evolving competitive environment.

There is no doubt that each company will have a strong management team with a proven record of success. Tom Freston will become CEO of the new Viacom and Leslie Moonves will become CEO of CBS Corporation. I will continue as Chairman and controlling stockholder of both companies.

Now, we like our odds of success and we think our shareholders also should like those odds. With Tom and Les at the helm and the deep bench of talent that extends through both companies, shareholders will have the benefit from a best-in-class management team right out of the gate and all the way down the track. And one player, by the way, on this deep bench that I would like to formally introduce now is our CFO, Mike Dolan.

Many of you already know Mike, but for those of you who don't, I tell you Mike is a seasoned executive with a wealth of experience in the media business. His financial background is impeccable. In the short time he's been with us, we've all been terrifically impressed with his grasp of our business. Most importantly, Mike's committed himself and renewed our commitment to running a tight ship at Viacom as we navigate the spinoff to create two new companies. He is a great addition to our team and a strong and disciplined financial leader.

With that said, I will now pass it over to Mike.

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Michael Dolan  - Viacom Inc. - EVP & CFO


Thank you, Sumner. In the month and a half since our Board approved the spinoff, we've been diligently working through the intricacies of this transaction. We've made significant progress, thanks to the hard work of our corporate staff and of Tom, Les and their respective teams, who have rolled up their sleeves and fleshed out the structures of the new Viacom and CBS Corporation. There is a lot to do, but we are well on track to complete the spinoff by the first quarter of 2006.

At this point, we've completed our analysis of the initial capital needs of the two companies and have worked through the various options available to us. As you might imagine, with two companies that will throw off a great deal of cash, we're fortunate to have a wide range of choices. We have reviewed our proposal with the Board, which concurs with our plan.

Let me add that in anticipation of the spinoff, Viacom has realigned segments to reflect the new management structure under Tom and Les, effective as of July 1. Accordingly, Cable Networks will now include the results of MTV Networks and BET. Showtime will be reported in the Television segment. The Entertainment segment will be comprised of Paramount Motion Pictures and Famous Music, and Paramount Parks and Simon & Schuster will represent a new segment for Viacom, Parks and Publishing.

With that said, let me take you through the basic structure of the plan, which is also spelled out in our second-quarter results announced this afternoon. The exact details on the legal and financial structure of the transaction will be available when we file the prospectus -- the Form S-4 with the Securities and Exchange Commission. We anticipate this will happen by the end of September and are working hard to make that date.

Our objectives, as we have said consistently, are to offer our stockholders two strong industry-leading companies that have the ability to take full advantage of the opportunities in their sector. At the same time, we want to create capital structures, dividends and share repurchase policies that mirror the unique operating profiles of the new Viacom and CBS Corporation.


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As you've heard before, the spinoff company -- the new Viacom -- will be comprised of our faster-growing businesses and should be an attractive growth stock. CBS Corporation, comprised of businesses with more moderate growth profiles, will mainly focus on returning capital to shareholders in the form of dividends.

Given these objectives, we anticipate that CBS Corporation will initially target a ratio of adjusted debt to EBITDA in a range of 2.5 to 3.0 times, consistent with rating agency methodology. And by the way, when I say adjusted debt, I'm including debt and debt-like obligations such as pensions, OPEBs and asset securitization. We believe this leverage will translate into a solid investment-grade rating.

The Company expects to pay a regular dividend to shareholders that is no less than Viacom's current annual dividend of approximately $450 million, resulting in an initial payout ratio that is among the highest of our peers in the media industry.

The capital structure should enable the Company to balance its needs, to invest in its businesses, deliver superior returns to shareholders and maintain a solid investment-grade status. That creates an attractive capital structure for CBS, with strong free cash flow focused primarily on dividends.

Now, let's talk about the new Viacom. Initially, it's expected to have an adjusted debt to EBITDA ratio of approximately 1.5 to 2.0. Obviously, on day one, the new Viacom will be significantly underleveraged, but our intention is to address that issue directly by leveraging the Company to approximately 2.75 times, and again, as in the case of CBS, consistent with a solid investment-grade rating.

The growth company intends to use its free cash flow and unused debt capacity against three major areas. One, to grow organically; two, to make acquisitions in high-growth areas, particularly in the digital and Internet space -- and before I leave this, I want to add and stress here that we're committed to being financially disciplined and we're particularly focused on improving return on invested capital; and thirdly, to make significant share repurchases.

In anticipation of the spinoff, we intend to immediately accelerate our buyback of stock, taking advantage of the opportunity the market is providing us. We currently have $3.3 billion remaining under our existing $8.0 billion program.

In addition to putting in place capital structures that complement the profiles of the two companies and enhance value, we're examining ways to enhance the generation of free cash flow. There are a couple of immediate opportunities that we hope to capitalize on. The first is in cash taxes. Viacom is likely to pay approximately $1.65 billion in cash taxes this year. We are working hard to find a more efficient tax structure, particularly on the international side of the business.

Another key area we're focusing on is working capital. We see an opportunity to lower our average days-sales-outstanding, and we're currently working with our divisions to collect receivables in a more timely manner. Just to give you a sense of this, each day we lower DSOs, we generate tens of millions of dollars in additional free cash flow for the Company.

The same discipline will be ingrained in our operational DNA as well. In fact, one of our current tasks is to analyze the corporate and divisional structures that exist throughout the Company in order to eliminate unnecessary costs and create two nimble, streamlined organizations. We believe the capital structures we've described are appropriate. They will complement the objectives of each company and they should provide current and potential stockholders with attractive investment options more closely aligned with their particular investment objectives.

And importantly, the financial foundations we put in place will enable us to directly maximize our opportunities and produce superior results over the long term. In short, the new Viacom and CBS Corporation will be right-sized organizations with solid and customized balance sheets that calibrate operational needs with shareholder returns.

And I would like now to pass it along to Tom.

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Tom Freston  - Viacom Inc. - Co-President & Co-COO


Thanks, Mike, and good afternoon, everybody. We've made a lot of progress finalizing the structure for the new Viacom. With our strong assets, we're combining the power of a more focused vision with the ability to be a more nimble and agile Company. We think we are extremely well-positioned to exploit the emerging technological and consumer trends that we all see evolving everyday.


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Now that you've heard about the new Viacom's capital structure, I'd like to walk you through our broad strategic vision and how the second quarter provides evidence of its tremendous potential. First, the new Viacom will be a consumer-focused, branded content company. As you know, our cable network business gives us an incredibly strong foundation from which to build. In the second quarter of 2005, we continue to fire on all cylinders creatively.

For example, the second quarter was MTV's highest quarter in its history in its key 12- to 34-year-old demographic, VH1 and CMT's highest-rated second quarters ever and their 12th and 13th consecutive quarters of growth, respectively. It was also Nick at Night and TV Land's best second quarter ever in terms of total viewers. Spike TV saw its highest 18 to 49 prime ratings ever, and midway through 2005, Comedy Central is having its highest-rated and most-watched year in its history.

Nickelodeon remained the number one full-day rated cable network for the 10th year in a row. And lastly, BET had its highest-rated second quarter in its history. And this ratings performance helped MTVN to once again be a leader in the domestic ad market, posting strong double-digit growth. And while we have seen a scatter market that has become increasingly late to book, when the dust settled, we saw MTVN posting strong growth on a comp quarter basis.

Late and strong scatter has become a trend, and that is continuing in the third quarter. In addition to our strong ad sale performance, we've done very well on the affiliate sales side as well. This quarter we completed long-term distribution deals with both DIRECTV and Charter Communications. These deals provide for strong, predictable revenue growth; increased carriage for our existing brands; and the launch of new brands like Logo, our new service for the gay/lesbian community. In fact, Logo beat its distribution goals and launched at approximately 13 million U.S. homes and will be in 18 million by September.

Going forward, we clearly have a very strong position to build on. Even with the consolidation in the MSO community, our distribution is increasingly robust and cable advertising should continue to gain share. We believe significant pricing upside remains relative to broadcast CPMs, and with our services at all-time rating highs, we are uniquely positioned to reap a great share of that growth.

Additionally, we see significant growth potential as we deepen our relationship with our older audience segments. With additional investment in our adult brands, such as VH1, BET, Comedy Central and Spike TV, we have a lot of headroom to grow on those networks.

But as we all know, today's growth is no longer just about the performance of linear TV networks, and that's why the second key element of the new Viacom is a multiplatform strategy. Our leading brands now live across television, motion picture and digital media platforms, enhancing our relevance to our target audiences, which builds loyalty, deepens the entertainment experience, thus driving superior financial growth.

We've made significant progress in the second quarter in this area, starting with the introduction of a series of new, innovative digital broadband extensions of our cable brands. We launched MTV Overdrive on MTV.com, which gives viewers immediate access to exclusive short-form programming. We call it a hybrid network, as it combines both streaming and on-demand content. And our initial research shows that consumers love it. And even though we have yet to do any significant promotion, unique visitors and video streams are already well into seven figures.

We're rolling out these broadband channels for each of our major brands this year, with a unique feel and look for each of them. Nickelodeon has already launched Turbo Nick, VH1 launched VSpot and Comedy Central and MTV U will be launching their offerings shortly. These will be great businesses for us and allow us to really leverage our video production skills and our considerable libraries.

Know that in addition to our organic initiatives, we intend to do some selective acquisitions that grow our businesses in our key demos and strengthen our position, particularly in the digital space. Our ability to do this will be enhanced by a potentially higher multiple stock of the new Viacom, giving us a more valuable currency for these acquisitions.

Between now and then, we will consider smart acquisitions, as we did in the second quarter with the acquisition of Neopets, one of the world's largest and fastest-growing youth communities on the Internet. By combining Neopets' incredible consumer success with our Nickelodeon ad sales and consumer products capabilities, we see an opportunity to create significant value, and we believe that there will be other opportunities like it.

In addition, in Q2 we continued to partner where it made sense. For example, MTV Networks' new interactive games division, MTV Games, saw the creation of two alliances -- one with Myelin Media to deliver their poker game Stacked on our many platforms, and the other with Midway Games to incorporate our multiplatform strategy with three of their upcoming games.


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The wireless platform is also a ripe medium for us. MTV Networks is already aggressively building wireless services for all of our core brands and partnering with carriers like Virgin Mobile and Verizon to develop new programming experiences, including ring tones, text updates and other short-form content. Our wireless business, from content distribution to integrative sponsorships to on-air ad spends, is well over the $100 million mark just domestically, and we are just getting started.

And finally, and importantly, our cross-platform strategy highlights the incredible potential of having a more integrated Paramount Pictures, MTV Networks and BET in the new Viacom. And again, Q2 gives us a taste of that potential. MTV Films and Paramount Pictures coproduced a summer blockbuster, The Longest Yard, which has already reaped more than $155 million at the domestic box office. It received considerable promotional support from both MTV and BET.

At the same time, it's critical to note that we do not intend to turn Paramount Pictures into a studio exclusively focused on these brands or audiences. Our overall goal is to lead Paramount's resurgence as a powerhouse studio. Under Brad Grey and his team, the release of the blockbuster Spielberg-Cruise production of War of the Worlds has worldwide reaped more than $532 million at the box office to date, and we have many exciting films in the pipeline, like Babel with Brad Pitt and Mission Impossible 3. Brad and his team are well on their way to making Paramount Pictures a significant contributor to the new Viacom.

The third attribute of the new Viacom is our global focus. The potential for further growth and marketing expansion with our international business is significant and it's happening. In the second quarter, we once again broadened our footprint across the globe, including the launch of Nickelodeon in Portugal. We now run 107 networks worldwide. We have an ever-increasing presence in China through our 24-hour channel MTV Guangdong, our joint venture with Nickelodeon and our Shanghai Media Group and our partnership for digital music content with the world's second-largest mobile player, China Mobile.

In addition to organic and financially disciplined growth, we see a role for selective acquisitions in the international space, like the deal we made last year to acquire Viva Media. And once again, the second quarter tells a story. After purchasing and repositioning Viva last year, we've seen a 30% increase in Viva's audience share during June 2005 compared to a year ago.

Going forward, know that we're looking to deepen our investment in high-growth territories like India, Japan and China, and franchise territories like the UK and Germany, both through organic investment and, where appropriate, selective acquisitions. But again, it's not just TV and digital. We're also focused on taking advantage of our film potential globally. That means retaining more international film rights, which should enhance our upside, as well as beginning to focus more on local coproductions and capitalizing on our enhanced distribution capabilities.

When you add it all together, we think our consumer-focused, multiplatform global story is a compelling one. And as you see by looking at Q2, we intend to bring it to life through a combination of organic strategies, partnerships and selective acquisitions, all with one goal -- to drive superior return to shareholders through financial growth, and as Mike indicated, the use of that financial capacity to return capital to shareholders through share repurchase.

We couldn't be more excited about the new Viacom and look forward to sharing more news with you soon. And I'm now going to pass it over to my partner, Les Moonves.

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Les Moonves  - Viacom Inc. - Co-President & Co-COO


Thank you, Tom, very much. I will be the last speaker, and good afternoon to everybody. I'm excited to talk to you today about the future of the great CBS Corporation. We have grand plans for this strong, well-positioned successful group of mass media businesses -- a potent mix of national and major local market assets with a great content portfolio. I am thrilled to have these amazing assets for this new company.

CBS plans to continue building and reinvesting in its businesses to further grow, deliver strong operating results, generate significant free cash flow, and most importantly, provide shareholders with a consistent and significant return on their investment.

Let me provide a more strategic, specific blueprint for the CBS Corporation. First, we will continue to focus and build on the strength of our mass media businesses. Led by CBS and UPN in the Television segment and our Infinity Radio and Viacom Outdoor operations, these are strong, well-positioned businesses with long and successful histories and all positioned to generate free cash.

We plan to ride the momentum of the CBS Network as we come off our record-breaking 2004-2005 season win in all demos in regularly scheduled programs for the first time in many, many years. This also includes a fantastic May sweep. In fact, CBS won the 2005 May sweep --


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households, viewers and adults 25 to 54. We generated 12 of the top 20 programs in households and 11 of the top 20 in viewers, more than all other networks combined.

We also boasted eight of the top 20 among 25 to 54s and seven of the top 20 among 18 to 49s, again, more than any other networks.

We also had a stellar upfront showing where we dramatically monetized our number one status. And most recently, a summer to-date performance that gives us more shows in the top 20 in households, viewers and adults 25 to 54 than all the other networks combined. In fact, CBS remains the primetime leader in the summer period as we continue to be number one in households and viewers with a 23% lead over NBC and ABC, our closest rivals. We also have an 8% advantage over ABC in adults 25 to 54, who are our closest rival in that demo, and we are tied for the lead among adults 18 to 49. Yes, we are strong, and we are young.

We're also continuing the turnaround at UPN, which is probably the single most highly regarded fall premier in a show called Everybody Hates Chris, produced and narrated by Chris Rock. We'll also continue to focus on taking market share, as we've done in the last year with our television stations, increasing margins and creating duopolies in the top 20 markets.

In television production, the new Paramount Network Television Group had their best-selling season in many, many years with nine new shows on the fall network schedules and now working seamlessly with our two broadcast networks. As I mentioned before, the Chris Rock show is one of them. So, if this show works for UPN it works for Paramount, and we will have a terrific double-play.

On the syndication front, with King World and Paramount Domestic Syndication leading the way, we have eight of the top 10 shows in syndication, and we were very pleased to announce yesterday that on behalf of King World, the very successful Dr. Phil franchise was re-upped through the 2013-2014 season. And I'm sure we will all still be around then to tell you about it then.

Additionally, we plan to stay the successful turnaround course in radio, investing in content and promotion and selectively rebalancing our stations to more attractive markets. Upgrading, revamping and improving our formats is already underway, as evidenced by our recent launch of nine JACK-FM stations, which are doing extremely well, with huge turnarounds in L.A., Seattle and Dallas.

Another significant shift is to expand into the ever-growing Hispanic markets. In Washington D.C., where we changed WHFS to El Zol, we doubled our share in the target demographics. KCBS also had an unprecedented run in the second quarter, to number one in 25 to 54s in the L.A. market. We are already seeing a return on our investment in the radio sector and we are excited about the continued high cash generation in this segment.

As you can see from our second-quarter results, Outdoor has turned the corner and we intend to build on that momentum by pursuing billboard growth opportunities in domestic and international markets and driving more margin expansion through the renegotiation of unprofitable transit contracts. We upped our second-quarter operating income by 5% over last year.

This is a powerful combination. Leading broadcast networks, coupled with well-positioned local businesses, including TV stations, Radio and Outdoor in the largest and most attractive markets. Bringing us to our second strategic objective. We will create opportunities to expand and extend our broadcast brands and content across emerging digital platforms, including Internet, wireless and multicasting. This is key, taking great content to multiple revenue sites.

As I've said before, I believe in the power of brand building through the broadcasting medium. It's a great business model unto itself, but also an ideal platform from which we can launch our quality brands into all sorts of promising new areas. The recent relaunch of CBSNews.com as a 24-hour multiplatform broadband news network is really just the tip of the iceberg in the media and entertainment space.

Larry Kramer, who heads our Digital Media Group, has a mandate to keep CBS on the cutting edge of trends in this arena and fully exploit our natural strengths in the digital space in news, sports and entertainment. We are well-positioned with big national events like Survivor and NCAA March Madness to drive users to our sites in other platforms. We're also uniquely positioned with a strong local presence as a result of our TV and radio holdings, which we believe will give us significant opportunities as broadband proliferates.

And where others see adversity, we see opportunity. For example, despite all the hand-wringing over the impact of Digital Video Recorders, early research on DVR usage shows that DVR owners are watching significantly more television and that a greater proportion of that viewing is to the top network programs such as CSI and Survivor. So, while others fret, we're looking forward to a world where DVRs are part of our lives and we're working with advertisers on innovative ways to reach these avid viewers through product placement and other techniques to retain and capture new revenue streams.


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Turning to Radio -- Infinity is already on the forefront of technological advances, as illustrated by their launch of the world's first podcasting radio station in San Francisco and their premiering of the nation's first continually programmed commercial HD radio multicast channel in Chicago. Additionally, Infinity is working with HP to deploy visual radio to U.S. listeners. Digital radio developed by Nokia and offered by HP enables listeners to tune into local FM radio via their mobile phones while simultaneously receiving interactive information and graphics.

Infinity also launched an online audio stream of 12 of its leading news and talk stations. Infinity's all-new stations are among the most listened to in their respective markets and reach an estimated 12 million viewers -- listeners, excuse me -- per week.

CBS Corporation, like the new Viacom, will fully exploit its roots as a premier content creator. From CBS Productions to Paramount Television to King World Productions, we are the home of television hits. We intend to proactively seek out opportunities to maintain our competitive edge by exploiting all available platforms for that content.

Third, we will deliver superior returns by continuing to grow our free cash flow and returning a hefty portion to stockholders in the form of cash dividends. As Mike said, we plan to put in place an initial payout ratio that will place CBS Corporation ahead of all other companies in the media business in terms of returning value to shareholders.

We're very comfortable with that, based on our significant free cash flow generation and our belief that over time there is a significant upside in our business on the top and bottom line. Today, approximately 70% of our revenue comes from advertising, and we plan to leverage our leadership positions in multiple platforms to ensure we make the most of this revenue stream.

We also intend to capitalize on our top position in content creation over the long term and to seek out additional avenues to further improve our growth rates. This includes the Internet, cellphones and possibly video-on-demand as we have started to see the consumer appetite grow for our television product on this platform.

We're also starting to see certain cable channels syndicate our reality series like Survivor and Amazing Race. Additionally, as I noted on our last call, now that we will be independent from our cable partners, we plan to pursue value for retransmission consents. Our programming has a great deal of value and we think it is reasonable and appropriate to seek cash subscriptions from MSOs and satellite services. Additionally, retransmission consent can benefit Showtime Networks channels and our over-the-air digital channels in subscription video-on-demand.

In summary, with industry-leading positions in content creation and delivery, CBS will be extraordinarily well-positioned to maximize existing opportunities and execute on new areas designed to create value. Our goal is to provide growth in revenues, profits and free cash flow that can provide shareholders with an attractive yield. Thank you and now we are all ready to answer your questions.


QUESTION AND ANSWER

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Operator


(Operator Instructions). Jessica Reif Cohen, Merrill Lynch.

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Jessica Reif Cohen  - Merrill Lynch - Analyst


I have three quick questions. Mike, I think you said corporate expenses will not be higher than they are now? I just wanted you to clarify, will they be lower? Second (multiple speakers)

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Michael Dolan  - Viacom Inc. - EVP & CFO


Well, Jessica, we're looking at that right now. We haven't finished the study. We'll be finished probably by the end of August. But our objective would be that they would certainly be no higher. And by the way, when we say expenses, it's important that, you know, that we're looking not just at corporate expenses, but we're looking at expenses in the divisions as well. So, we're taking a broad look at what the cost structure of the business is over and above the revenue-producing items of the Company. So, it's very inclusive.


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

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Jessica Reif Cohen  - Merrill Lynch - Analyst


And if I could just get two more quick questions -- one for Tom, one for Les. Tom, you focused a little -- a lot on international. I'm just wondering if you could tell us what percent of MTV's revenue is it now and what would you expect over the next three to five years? I mean, for a long time, Sumner said it would equal domestic, but I guess you've grown so much in domestic. So could you just bring us up to date on that? And Les, could you talk a little bit about the tone of the advertising business in Q3?

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Tom Freston  - Viacom Inc. - Co-President & Co-COO


Okay, our domestic -- our international revenue as a percentage of total volume at MTV Networks is about 18%, 19%. And one of the reasons that it has been growing -- one of the problems has been is our domestic business has been growing very healthy double digits, and it's going to be awhile before I believe international is equal to domestic. But I do foresee reaching the 25% threshold in the coming years.

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Les Moonves  - Viacom Inc. - Co-President & Co-COO


Jessica, generally advertising revenue -- now obviously for the network in Q3, a small part of it is from the upfront sales, which we are extremely high on, and we did very well there, as well as scatter seems to be holding up just fine for that. Obviously, this station, the comps aren't great because there was a lot of political a year ago, so it's a little bit down, but the results in Radio, you know, I am guardedly optimistic, but they are better than we expected. So, I'm looking forward to Q3.

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Operator


Douglas Shapiro, Banc of America Securities. Mr. Shapiro, your line is open. Please go ahead.

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Douglas Shapiro  - Banc of America Securities - Analyst


Sorry about that. I had two things. One is just regarding the dividend at CBS. We calculate that's only about a 40% payout ratio. I was just wondering what you -- how you envision using the other 60% of the free cash flow. The other thing is that if you look at the combination of 2.5 to 3 times on CBS and 1 3/4 at Viacom, it looks like it gets you something like an additional $5 billion of liquidity. Just kind of curious how you envision deploying that, or does that imply that you're going to -- you intend to try to exhaust remaining repurchase authorization between now and the split? Thanks.

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Michael Dolan  - Viacom Inc. - EVP & CFO


You know, Doug, I think what we're doing is looking at the multiples, including the other liabilities that are debt-like -- not including just debt, but debt-like liabilities as well -- as I mentioned, the pension liabilities and the other employee benefits as well. So that has to be taken into account. So I think the actual additional debt capacity will probably be a bit less than that $5 billion you mentioned and maybe something on the order of $3 billion or $3.5 billion by the time we settle it down.

What we're looking at, as I said, on the new Viacom side is a very -- in addition to the business as it is and acquisitions that will be part of the normal course of business, we're looking at a very significant share repurchase program that we think will be a user of some of that additional capacity.

And on the CBS side you mentioned about the payout ratio. The payout ratio initially will be in the low 40s. We think that's attractive compared to anybody else in the industry. And that creates -- given the future of revenues and profits in the Company, it creates an opportunity for the new management team and the Board to review what to do with the excess cash flow from the business.

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Douglas Shapiro  - Banc of America Securities - Analyst

And I'm sorry, Mike, just to clarify -- the $3.5 billion of liquidity, is that something you intend to use in repurchases between now and the split, or you're talking about using that at the new Viacom post-split?

--------------------------------------------------------------------------------
Michael Dolan  - Viacom Inc. - EVP & CFO


Well, we're going to increase the share repurchase program beginning now, but it won't make a significant dent into that additional capacity. So for the most part, that additional capacity will be used post-split.

--------------------------------------------------------------------------------
Operator


William Drewry, Credit Suisse First Boston.

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Operator


Mr. Drewery, please, if you would, un-mute yourself and go ahead with your question. Thank you.

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William Drewry  - Credit Suisse First Boston - Analyst


Hi, can you hear me?

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Operator


Yes, sir. Please go ahead.

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William Drewry  - Credit Suisse First Boston - Analyst


Okay, thanks. One for Tom and one for Les. Just Les, on the Radio side, just wondering where you stand on reinvesting in programming and format conversion, if you feel like that is driving the better revenue results that you're seeing, and just wondering if you can give us any visibility on when you can get back to an advertising growth rate in the mid-single digits, perhaps, that can start to drive some real leverage on the bottom line.

And then for Tom, just wondering, now that you've launched Logo and it looks like it's successful, any potential future greenfield start-ups on the cable network side on the near term, and any opportunities to start launching more broadband-type networks like MTV Overdrive? And can you leverage off of the content, or can you create new types of networks in the broadband space that you might not launch into the regular video space? Thanks.

--------------------------------------------------------------------------------
Les Moonves  - Viacom Inc. - Co-President & Co-COO


Bill, this is Les. In terms of the Radio investment, the good news about this JACK format, if you have heard it or not, we have no DJs, we have no news, we have no sports and we have no weather. It's more of an iPod on the radio. So our costs are greatly reduced. When we did that program last year, we invested about $13 million. That money more than came back to us. Where we invest in some promotions -- programming costs are significantly down. And you say, when can we get back to mid-single digits? I don't know, but we're heading in the right direction, certainly. As I said, the third quarter is looking very good, and I'm optimistic about Radio and it's going to continue to provide a lot of cash, and I don't make predictions about when we're going to get there, but we are going to get there.

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

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Tom Freston  - Viacom Inc. - Co-President & Co-COO


On my side, we do have several networks in the development stage. These networks will be both linear networks, but would have a very major VOD component. It's too premature to talk about them precisely now. I'll also say that we have a focus on launching ethnic networks in the United States. We just launched last month a network called MTV Desi, which is targeted at second-generation South Asians. We also have sort of keyed up similar networks for Korean-Americans, Russian-Americans and Chinese-Americans. We're able to do this on our platform extremely efficiently. I think it's going to be a great business for us.

The second part of your question was on broadband. We're sort of full-scale, full-blast there. By the end of this year, all of our major brands are going to have broadband -- these broadband hybrid networks up there like Overdrive. We've also got internationally much of the same thing going. We've created an operation in Japan called Flux and its job is to create original programming for the wireless world and distributed not only in Japan, but in other countries throughout the world. So we have a lot of focus and a lot of activity on the whole digital side of things.

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Operator


Spencer Wang, J.P. Morgan.

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Spencer Wang  - J.P. Morgan - Analyst


Thanks and good afternoon. Firstly, on CBS, I know you have set an initial target leverage ratio of about three times, but it seems like the characteristics of CBS should be able to support some more leverage. So would you consider taking that up over time to increase the payout? And then secondly, on the cable networks, given that you've signed deals recently with DIRECTV and Charter, can you give us a sense of the affiliate rate growth? Thanks.

--------------------------------------------------------------------------------
Mike Dolan  - Viacom Inc. - EVP & CFO


Let me just jump in on the first question, Spencer, that you asked about the leverage. And what we -- one of our objectives here is to be conservative, to really make sure that both companies as they start their new lives have solid balance sheets, that they have strong ratings and have access to the debt markets on very beneficial terms going forward. So, we want to be a bit careful about how they start out life. And so we've set it at a level that we think is attractive to shareholders, but also gives them a balance sheet that is very, very solid as they begin life on their own.

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Les Moonves  - Viacom Inc. - Co-President & Co-COO


And on the distribution front, we see rate growth basically in the mid- to high-single-digit range, but if you look at volume dollar growth, which accounts for rollout of a lot of the new digital networks and so forth, it's generally in the low-double-digit range.

--------------------------------------------------------------------------------
Operator


Raymond Katz, Bear Stearns.

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Raymond Katz  - Bear, Sterns - Analyst


Thank you. Two questions. First is could you explain how you will take the cap structure of Viacom from leverage of 1.75 to 2.75? Will that be for tenders, share repurchases, dividends, acquisitions, etc.? And secondly, Tom, if you can shed a little light on how the cable upfront went at the MTV Networks?

--------------------------------------------------------------------------------
Mike Dolan  - Viacom Inc. - EVP & CFO

Yes, Ray, let me just start in terms of the new Viacom. It will be, you know, we will get that leverage largely initially through bank debt, and the immediate use of that capacity will be for the share repurchase program and the acquisitions that I mentioned earlier. So as I said, you can expect that the share repurchase program for new Viacom will be significant.

--------------------------------------------------------------------------------
Tom Freston  - Viacom Inc. - Co-President & Co-COO


Now we estimate about $250 to $400 million move into the cable marketplace. I think MTV Networks performed very well. We're up, I'd say, mid-single digit in terms of CPM and volume growth. That varies by network, of course. You know, a trend we've seen over the last two years, an increasing reliance on scatter on the cable side of things, where you will see marketeers waiting longer to spend money, recognizing that inventories are usually available. We've seen very strong scatter markets in the first, second and certainly looking that way in the third quarter. So, we feel we are in a very good position with higher ratings virtually everywhere and good inventory availability to meet our ad sales targets for the year and into next year.

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Marty Shea  - Viacom Inc. - EVP, IR


We have time for one more question.

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Operator


Anthony Noto, Goldman Sachs.

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Anthony Noto  - Goldman Sachs - Analyst


Thank you very much. Now that you've walked through the structure of each Company and their strategic focus, I was wondering if you could put a little context behind what you think the growth rate in revenue and operating income for each company will be, or a general profile. If you look back over the last five years, the Company's compounded annual growth rate in OI, operating income has been sub-double digits. And I just wonder if this will allow the component parts to actually achieve a double-digit growth, and if not, what will the growth profile be? Thanks.

--------------------------------------------------------------------------------
Michael Dolan  - Viacom Inc. - EVP & CFO


Let me just get started. I welcome Tom and Les to join in. But I think on the new Viacom side, it's a double-digit business and double-digit on the top line as we look out, and as far as we look out into the future, it's double-digit on the earnings line and probably significantly double-digit on the EPS and free cash flow. On the CBS side, it will be more of a single-digit, mid-single-digit growth business on the top line, and hopefully higher than that growth on the earnings side. And free cash flow as well.

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Anthony Noto  - Goldman Sachs - Analyst


And then just one follow-up. Given that both businesses will be focused on the Internet, the Internet is very different than television, given the lack of sort of adjacencies of programming channels. Will there be some type of organizing concept or centralized theme in which each of the individual linear program sites have one location, one destination, and if so, what would that umbrella sort of organizing concept be? Thanks.

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Les Moonves  - Viacom Inc. - Co-President & Co-COO


Anthony, this is Les and I will go first on that. Obviously, we've set up our new digital group under Larry Kramer, and right now specifically there is CBSNews.com, which is working hand-in-hand with news; SportsLine, which is working with sports; and an entertainment site, which works with our entertainment division. And they are working hand-in-hand where the contents of one leaps over to the contents on the other.

Just to give you an example, CBS News, which obviously spends millions of dollars gathering news, 70% of what we gather is not used during that day. Now it is on CBS.com without any incremental costs in the news-gathering operations. So, it's another revenue stream for basically the same operational structure.

On the entertainment site, we have the Survivor game, we have a CSI game. We're going to be doing a lot of stuff with the NCAA basketball tournament, which once again, don't cost us anything since it's just extending our content brands and bringing in new revenue for that. So overall, there really is a parallel right now with our Internet sites to our network sites.

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Tom Freston  - Viacom Inc. - Co-President & Co-COO


And Anthony, on our side, as I explained briefly before, our concept is multiplatform approach built around our brands. So all of our various websites are going to be very much attached to what we're doing on television for that network. For example, Nickelodeon is going to reflect directly to Nick.com, Neopets, NickJr.com, Nick Turbo and so forth, where they all seek to sort of reinforce and would flow the audience from one place to another. We know a lot of the audiences are multitasking and online while they're watching the network, and the people who use us online the most are our most dedicated and loyal viewers.

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Marty Shea  - Viacom Inc. - EVP, IR


Thank you, everyone. And we will be available for questions right after the call.

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Operator


This does conclude today's conference. We do thank you for your participation. You may disconnect at this time.



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